Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 June 26, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                             FT 8746
                FT Short Duration Fixed Income Model Portfolio, 3Q '20
                                   (the "Trust")
                         CIK No. 1804475 File No. 333-238602
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN THE ETFS. FOR EXAMPLE, THE DISCLOSURE COULD PROVIDE THAT THE SPONSOR MAY SELECT AN ETF ADVISED BY ITS AFFILIATE, FIRST TRUST ADVISORS L.P., FOR THE TRUST'S PORTFOLIO INSTEAD OF AN UNAFFILIATED ETF EVEN IF BOTH ETFS WOULD MEET THE TRUST'S INVESTMENT STRATEGY.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio - Portfolio Selection Process" of the prospectus:

         "In connection with the Trust's investments in ETFs advised by First
          Trust Advisors L.P., an affiliate of the Trust's Sponsor, First Trust Advisors L.P. will receive advisory fees from the underlying ETFs which it would not otherwise receive if the Trust invested solely in ETFs advised by unaffiliated third-parties. This may provide an incentive for the Sponsor to select ETFs advised by First Trust Advisors L.P. over ETFs advised by unaffiliated third-parties. However, the Sponsor selected what it considered to be the best suited ETFs to achieve the Trust's investment objectives even though there may be other ETFs, including those advised by unaffiliated third-parties, that provide similar results."

Portfolio Selection Process
___________________________

      2. WHILE THE DISCLOSURE PROVIDED IN THE FIRST CORRESPONDENCE LETTER FILED IN CONNECTION WITH THIS TRUST DOES DESCRIBE THE "DYNAMIC APPROACH" MORE FULLY, THE STAFF REQUESTS THAT THE DISCLOSURE BE REVISED TO INCLUDE ONLY THOSE FACTORS THAT ARE A PART OF THE "DYNAMIC APPROACH" AND TO CLARIFY THAT THERE ARE NO OTHER FACTORS THAT ARE CONSIDERED IN SELECTING THE TRUST'S PORTFOLIO.

      Response: The referenced disclosure will be replaced in its entirety with the following:

         "The ETFs included in the portfolio invest in short duration fixed income securities and have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs and targeting a duration of no more than three years."

Public Offering
_______________

      3. PLEASE DISCLOSE THE MAXIMUM SALES CHARGE IN THIS SECTION.

      Response: The paragraph under the section of the prospectus entitled "Maximum Sales Charge" will be replaced in its entirety with the following:

         "The maximum sales charge of 1.50% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.10%, to reflect the amount of the previously charged creation and development fee."

Information Supplement
______________________

      4. CONSIDER MAKING IT CLEAR IN THE DISCLOSURE THAT THE TRUST/UNDERLYING FUNDS WILL NOT ALWAYS HAVE EXPOSURE TO OR INVEST IN CERTAIN INVESTMENTS INCLUDED IN THE INFORMATION SUPPLEMENT.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

         "You should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement. In addition, the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time."

In addition, the following disclosure will be added to the lead in paragraph to the Information Supplement:

         "However, you should be aware that the Trust and the underlying Funds do not necessarily have exposure to all of the various asset classes described in this Information Supplement. In addition, the underlying Funds' exposure to the investments described below is not fixed and may change over time."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                     By /s/ Daniel J. Fallon
                                                        ________________________
                                                        Daniel J. Fallon